February 19,
2020

Sky Conway
Chief Executive Officer
Atomic Studios, Inc.
1140 Highland Ave #222
Manhattan Beach, CA 90266

       Re: Atomic Studios, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 6, 2020
           File No. 024-11119

Dear Mr. Conway:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors, page 6

1. We note that Mr. Conway is currently the Chief Executive Officer of Atomicon LLC. In addition, we note that both Messrs. Conway and Zanca appear to be executive officers for Galactic Adventures, an enterprise that is raising funds on Wefunder. Please add a risk factor to discuss the other business activities of Messrs. Conway and Zanca, and the potential conflicts of interest that exists in relation to those other activities and disclose the approximate average number of hours they will devote to your business each week. In addition, add comparable disclosure to the biographic description on page 45.
 Sky Conway
FirstName LastNameSky Conway
Atomic Studios, Inc.
Comapany NameAtomic Studios, Inc.
February 19, 2020
February 19, 2020 Page 2
Page 2
FirstName LastName
Series in Development, page 37

2. We note your response to prior comment 8. We further note that you have identified numerous productions as being "in development." Given that the company has nominal capital resources and operations, please revise to clarify what "in development" means for each of the productions. In addition, revise to indicate the manner in which the company holds the content to include a discussion regarding whether it is irrevocably licensed or was acquired, and the terms of any agreements to license or acquire the library of content or intellectual property.
Management's Analysis of Financial Condition and Results of Operations, page 43

3. In response to prior comment 6, you state that working capital to cover expenses and costs was from "an unaffiliated company" but we note that this is characterized as a related party transaction on page 65. Please identify the lender, the amount of funds that was received, and the terms of repayment. Also, identify the shareholder and executive officer to whom you issued notes payable.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jon E. Lux, Esq.